FEDERATED HERMES MDT SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 15, 2024

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES MDT SERIES (the “Registrant”) Federated Hermes MDT Large Cap Growth Fund (the “Fund”) Class R6 Shares 1933 Act File No. 333-134468 1940 Act File No. 811-21904

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided on May 7, 2024, with respect to Post-Effective Amendment No. 39 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 39 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the registration statement of the above-referenced Registrant with respect to the Fund filed on March 15, 2024 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Registrant intends to file an amended Registration Statement reflecting the responses herein.

General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
5.	Please update the ticker for the Fund’s Class R6 Shares, when available, in the EDGAR system.

RESPONSE:

The Registrant will respond as requested.

Prospectus Summary Sections and Certain Statutory Prospectus Sections

COMMENT 1. Risk/Return Summary: Fees and Expenses

The Staff notes Footnote 1 to the Fund’s fee table regarding estimated “Other Expenses”. Please explain the basis for estimating “Other Expenses,” which should be based on actual Fund expenses incurred.

RESPONSE:

The Registrant confirms that “Other Expenses” for the new Class R6 Shares are estimated, based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of the new share class, which is primarily based on the Fund’s projections regarding changes in asset levels related to the new share class.

Therefore, as the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of Footnote 1 as written is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 2. Risk/Return Summary: Fees and Expenses

In Footnote 2 to the Fund’s fee table, please remove the reference to “voluntary” in the parenthetical phrase “(after the voluntary waivers and/or reimbursements)” to avoid investor confusion.

RESPONSE:

The Fund’s investment adviser (“Adviser”) and certain of its affiliates have, voluntarily and on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and entered into these agreements with the Fund’s Board of Trustees (“Board”) unless or until the Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The Fund’s “Fee Limit” as defined in Footnote 2 is the threshold for total Fund operating expenses under the Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not reflected in the fee table in accordance with Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and/or reimbursements.

COMMENT 3. Risk/Return Summary: Fees and Expenses Example

The Staff notes the following disclosure in the second introductory paragraph:

“The Example also assumes that your investment has a 5% return each year and that operating expenses remain the same.”

Please revise this disclosure to state that the Example costs reflect the application of the fee waiver and expense limitation shown in the fee table. Alternatively, disclose that the Example costs are shown without taking the fee waiver and expense limitation into account.

In addition, the Staff notes the following disclosure in the second introductory paragraph:

“The Example does not reflect sales charges (loads) on reinvested dividends.”

As the prospectus for the new Class R6 Shares is a standalone prospectus and does not include share classes that impose sales charges (loads), please delete or revise this sentence.

RESPONSE:

The Registrant confirms that the Example costs do not include fee waivers or expense reimbursements and are based on gross expenses. The noted disclosure conforms to the language set forth in Item 3 of Form N-1A. The noted disclosure was also recently revised complex-wide in response to a prior Staff comment on another Federated Hermes registration statement to better conform to the requirements of Form N-1A.

With respect to the sentence that the Example does not reflect sales charges (loads) on reinvested dividends, the Registrant respectfully notes that the disclosure is also included based on prior Staff comments and the requirements of Form N-1A.

Accordingly, the Registrant respectfully declines to delete or revise the disclosure.

COMMENT 4. Risk/Return Summary: Investments, Risks and Performance

Under the section “What are the Fund’s Main Investment Strategies?”, please update the following sentence in the first paragraph to be as of a more current date to the extent practicable:

“As of July 31, 2023, companies in the Russell 1000® Growth Index ranged in market capitalization from $1.6 billion to $3.1 trillion.”

RESPONSE:

The Registrant respectfully notes that this disclosure will be updated for the Fund and all of its classes at the time of the Registrant’s annual registration statement update in September 2024. Until then, the Registrant believes that it is appropriate to retain the current disclosure in the new standalone Class R6 prospectus so that it does not differ materially from the prospectus for the Fund’s other share classes. The Registrant undertakes to update this sentence in its Rule 485(b) filing for the Fund in September 2024. This will apply to the Fund’s Item 4 and Item 9 strategy disclosures.

COMMENT 5. Risk/Return Summary: Investments, Risks and Performance

Under the section “What are the Fund’s Main Investment Strategies?”, the Staff notes the disclosure in paragraph four regarding the Fund’s strategy to actively trade portfolio securities in an attempt to achieve its investment objective.

The Staff believes that this disclosure is risk disclosure that would be more appropriate to include in the risk sections of Item 4 and Item 9.

RESPONSE:

The disclosure related to the Fund’s active trading strategy and the associated consequences is required by Instruction 7 to Item 9(b)(1) of Form N-1A. The Registrant complies with this requirement and, as a matter of complex-wide practice, includes the risks associated with an active trading strategy within the strategy discussion itself. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Item 4 and Item 9 risk sections that are of consequence to Fund shareholders. Therefore, the Registrant submits that the risks of investing in the Fund are appropriately disclosed in both the description of the Fund’s principal investment strategies and the related risks and respectfully declines to add the requested disclosure to the risk sections.

COMMENT 6. Risk/Return Summary: Performance: Bar Chart and Table

The Staff notes that the new Class R6 Shares are presenting the performance of the Fund’s existing Institutional Shares. Please consider adding a statement to the introductory disclosure before the Bar Chart indicating that the Institutional Shares are not offered in the Class R6 prospectus.

In addition, the Staff notes the reference to “comparative performance information” in the second paragraph of the introductory disclosure. Form N-1A requires that the Fund is comparing its performance to an appropriate broad-based securities market index. Please add disclosure to better conform to the Form N-1A requirement.

RESPONSE:

The Registrant will make the following revisions to the introductory disclosure before the Bar Chart (additions bold and underlined):

“The total returns shown below are for an existing class of shares, Institutional Shares (IS), offered by the Fund in a separate prospectus and not offered in this prospectus. The total returns for the IS class are disclosed below because the Fund’s R6 Class is anticipated to commence operations on or about May 29, 2024, and have not yet completed their first calendar year of operations as of the date of this Prospectus. The total return for the R6 class would be substantially similar to the annual returns for the IS class over the same period because the classes are invested in the same portfolio of securities and would differ only to the extent the classes do not have the same expenses and, where applicable, sales loads/charges imposed on the purchase and redemption of those classes.

The bar chart and performance table below reflect historical performance data for the Fund and are intended to help you analyze the Fund’s investment risks in light of its historical returns. The bar chart shows the variability of the Fund’s IS class total returns on a calendar year-by-year basis. The Average Annual Total Return Table shows returns averaged over the stated periods and includes comparative performance information against a broad-based securities market index and peer group as disclosed below. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results. Updated performance information for the Fund is available under the “Products” section at FederatedHermes.com/us or by calling 1-800-341-7400.”

COMMENT 7. Risk/Return Summary: Performance: Average Annual Total Return Table

The Staff notes the following in the introductory disclosure to the Fund’s Average Annual Total Return Table:

“The performance of the Fund’s IS class has not been adjusted to reflect the expenses applicable to the R6 class since the R6 class is anticipated to have a lower expense ratio than the expense ratio of the IS class.”

Please delete this sentence as it suggests that the Fund’s Class R6 Shares will have higher performance returns than the Fund’s Institutional Shares.

RESPONSE:

Instruction 3(b) to Item 4 of Form N-1A states that when a multiple class fund offers a new share class in a prospectus and separately presents information for the new share class in response to Item 4(b)(2), the registrant must include the bar chart with annual total returns for any other existing share class of the fund for the first year that the new share class is offered. Further, the instruction provides that such a fund must explain in a footnote that the returns are for a share class that is not presented in the prospectus, and that such other share class would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the share classes do not have the same expenses.

However, in Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. Feb. 28, 1997), the Staff permitted a fund to show in the prospectus for a new share class the performance history of an existing share class as if it were the performance history of the new share class, restated to reflect differences in certain fees and expenses between the share classes. The Registrant intends to follow the approach set forth in Quest for Value with respect to the presentation of the historical performance of Class R6 Shares.

Consistent with Quest for Value, if the new share class has lower fees and expenses than those of the existing share class whose historical performance is attributed to the new share class, the accompanying disclosure typically indicates that (i) the performance has not been adjusted to reflect the lower expense ratio of the new share class; and (ii) the performance of the new share class would have been higher than that of the existing class because: (1) the new and existing share classes represent interests in the same portfolio of securities; and (2) the fees and expenses of the new share class are lower than those of the existing share class.

The Registrant therefore believes that the disclosure is consistent with Form N-1A and the instructions therein and provides meaningful information to investors. Additionally, the Registrant believes that this disclosure is consistent with Staff views in Quest for Value. The fees and expenses for the Class R6 Shares as reflected in the Class R6 Shares fee table in the Registration Statement are lower than those of the Institutional Shares (whose historical performance will be attributed to the Class R6 Shares). Therefore, the Registrant believe that no adjustments to the historical performance of Institutional Shares are permitted for Class R6 Shares.

Statement of Additional Information

COMMENT 8. Statement of Additional Information

The Staff requests that the Registrant confirm supplementally that this is a stand-alone Statement of Additional Information specific to the Class R6 Shares.

RESPONSE:

The Registrant confirms this is a stand-alone Statement of Additional Information specific to the Class R6 Shares.

COMMENT 9. Investment Objective and Investment Limitations – Concentration

The Staff notes the Fund’s fundamental “Concentration of Investments” policy:

“The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. Government securities and municipal securities will not be deemed to constitute an industry.”

Please revise the municipal securities reference to clarify that these are municipal securities issued by governments or political subdivisions of governments pursuant to Investment Company Act Release No. 9785 dated May 31, 1977. This disclosure can be made under the “Additional Information” section following the Fund investment limitations. Please consider revising the fundamental limitation to include the clarifying disclosure at the next Fund shareholder meeting.

RESPONSE:

The Registrant confirms that the municipal securities referenced in the fundamental investment limitation regarding concentration are issued by governments or political subdivisions of governments. As the Staff has noted, this investment limitation is fundamental and, as an open-end investment company, the Registrant does not hold regularly scheduled shareholder meetings at which the revised investment limitation can be presented to shareholders for approval. However, in light of the Staff’s comment, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund will incorporate the disclosure simultaneously.

Questions on this letter or requests for additional information may be directed to me at 724-720-8834 or at Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal